                          EXHIBIT 99.38


EXPEDITED CONSIDERATION REQUESTED                      UP/CNW-134

                           BEFORE THE
                 INTERSTATE COMMERCE COMMISSION



                    Finance Docket No. 32133

                   UNION PACIFIC CORPORATION,
               UNION PACIFIC RAILROAD COMPANY AND
         MISSOURI PACIFIC RAILROAD COMPANY -- CONTROL --
        CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
          AND CHICAGO AND NORTH WESTERN RAILWAY COMPANY



           APPLICANTS' PETITION FOR DETERMINATION THAT
            SECURITIES TERMS ARE JUST AND REASONABLE


     The primary Applicants, Union Pacific Corporation ("UPC"),
Union Pacific Railroad Company ("UPRR"), Missouri Pacific Railroad Company ("MPRR"),\1\ Chicago and North Western Transportation Company ("CNWT") and Chicago and North Western Railway Company ("CNW"), hereby submit this petition for a determination that the terms of the proposed merger of UP Rail, Inc. ("UP Rail"), an indirect wholly-owned subsidiary of UPC, into CNWT are just and reasonable.

     This petition is supported by the verified statement of J.
Tomilson Hill of The Blackstone Group, L.P., attached as Exhibit A hereto, and by the Offer to Purchase dated March 23, 1995, which is attached as Exhibit B hereto.

- -----------------------
\1\ UPRR and MPRR are referred to collectively as "UP." UPC and its subsidiaries generally are referred to as "Union Pacific."

                             BACKGROUND
                             ----------
     The Commission authorized common control of UP and CNW in Decision No. 25 in this proceeding, served March 7, 1995. That decision is scheduled to become effective on April 6, 1995. No party sought a stay of the decision within the ten-day period provided for in 49 C.F.R. Section 1115.3(f).

     On March 7, 1995, following the issuance of Decision No. 25,

Union Pacific announced that it had decided to explore a variety of options for the further coordination of UP and CNW, including a possible acquisition.

     Subsequently, there were discussions between the companies concerning a possible acquisition, which proved fruitful, and on March 10, 1995, Union Pacific and CNWT announced that they had reached agreement in principle on an acquisition by Union Pacific of all CNWT stock at a price of $35 per share. A copy of an SEC
Schedule 13D embodying this announcement was filed in this Docket on the same day.

     UPC, UP Rail, and CNWT entered into an Agreement and Plan of Merger dated as of March 16, 1995 ("the Merger Agreement"). The Merger Agreement was filed in this Docket on March 17, 1995. A text of the Merger Agreement is Annex I to Exhibit B hereto.

     The Merger Agreement provides that UP Rail will make a tender offer for 100% of the common stock of CNWT at a price of $35 per share ("the Tender Offer"). Consummation of the Tender Offer is subject to various conditions, including (a) that the shares tendered, together with the CNWT stock already owned by UP Rail and UPC, constitute a majority of the CNWT stock, and (b) that Decision No. 25 has become final and effective. Following consummation of the Tender Offer, UP Rail is to be merged into CNWT, in a transaction ("the Merger") in which all remaining (i.e., non-tendering) shareholders of CNWT will receive $35 per share in cash
- -- the same price paid to tendering shareholders in the Tender
Offer.

     The Tender Offer was commenced on March 23, 1995, and is scheduled to expire on April 19, 1995. A copy of the Offer to Purchase (Exhibit B hereto) was previously filed in this Docket on March 24, 1995.

     On March 10 and 13, 1995, several purported class action lawsuits were filed on behalf of CNWT shareholders against CNWT, CNWT's directors, UPC and certain other parties in the Delaware Court of Chancery. An amended complaint was filed on March 28.
The amended complaint contends, among other things, that the purchase price for CNWT's stock was inadequate, that CNWT's direc-tors breached their fiduciary duties in entering into the Merger Agreement, and that the Tender Offer materials fail to disclose certain alleged facts which plaintiffs contend are material. Applicants believe that these suits are entirely without merit, and intend to seek their dismissal on the ground that they infringe upon the Commission's exclusive jurisdiction over railroad control transactions.

                          THIS PETITION
                          -------------

     By this petition, the primary Applicants are requesting that the Commission determine that the $35-per-share price to be paid to CNWT shareholders in the Merger is just and reasonable. Because effectuation of the Merger is an important step in fully realizing the substantial competitive and efficiency benefits of the integration of the UP and CNW railroads, Applicants are requesting that the Commission give this petition expedited consideration under the modified procedure (49 C.F.R. pt. 1112). A suggested procedural schedule is set forth at pages 14-16 below.

     The Commission's authority -- and indeed obligation -- to determine whether the securities terms of a railroad control transaction are just and reasonable is well-established. The U.S. Supreme Court held in Schwabacher v. United States, 334 U.S. 182, 197-99 (1948), that the Commission must decide the fairness of the securities terms of a control transaction that falls within its jurisdiction.\2\ Any other remedies to which securityholders might

- ------------------
\2\   See also, e.g., Finance Docket No. 31035, Merger -- Baltimore &
      Ohio R.R. & Chesapeake & Ohio Ry., ("B&O/C&O"), Decision served
      Mar. 2, 1988, p.3 ("where the Commission exercises its jurisdiction to approve and authorize a railroad merger, pursuant to sections 11343-11348, it has an obligation to pass upon all aspects of the transaction relating to capital liabilities"). Since the enactment of the Staggers Act, this requirement has applied only to
                                                              (continued...)

otherwise have been entitled, such as state-law appraisal rights, are pre-empted pursuant to 49 U.S.C. Section 11341(a). Id. at 201; Norfolk & Western Ry. v. ATDA, 499 U.S. 117, 130-31 (1991).\3\

     The Schwabacher Court noted that the Commission's focus, in determining whether the securities terms of a control transaction are just and reasonable, is "to see that minority interests are protected." 334 U.S. at 201. The Commission has often made this same point. See, e.g., Union Pacific Corp., Pacific Rail System, Inc., & Union Pacific R.R. -- Control -- Missouri Pacific Corp. & Missouri Pacific R.R. ("UP/MP/WP"), 366 I.C.C. 462, 635 (1982),
aff'd in relevant part sub nom. Southern Pacific Transportation Co.
v. ICC, 736 F.2d 708, 725-27 (D.C Cir. 1984), cert. denied, 469
U.S. 1208 (1985) ("In appraising any transaction affecting the rights of stockholders, it is incumbent upon us to see that the interests of the minority stockholders are protected and that the overall proposal is just and reasonable to those

- ------------------
\2\ (...continued)
      transactions that, as here, involve two or more Class I carriers. See Norfolk & Western Ry. -- Purchase -- Illinois
      Terminal R.R., 363 I.C.C. 882, 890-92 (1981).

\3\ See also, e.g., Bruno v. Western Pacific R.R., 498 A. 2d 171 (Del. Ch. 1985), aff'd mem., 508 A.2d 72 (Del. 1986), cert.
      denied, 482 U.S. 927 (1987); Altman v. Central of Georgia Ry., 488 F.2d 1302 (D.C. Cir. 1973); Suffin v. Pennsylvania R.R., 276
      F. Supp. 549 (D. Del. 1967), aff'd, 396 F.2d 75 (3d Cir. 1968),
      cert. denied, 393 U.S. 1062 (1969); Manufacturers Life Insurance Co. v. Missouri Pacific R.R., Civ. No. 91-126-SLR, 1992 U.S. Dist. LEXIS 19612 (D. Del. Dec. 10, 1992).

stockholders . . . ."); Union Pacific Corp., Union Pacific R.R. &
Missouri Pacific R.R. -- Control -- Missouri-Kansas-Texas R.R. ("UP/MKT"), 4 I.C.C.2d 409, 515-16 (1988), petition for review dis-missed sub nom. RLEA v. ICC, 883 F.2d 1079 (D.C. Cir. 1989); Missouri Pacific R.R. -- Merger -- Missouri Pacific R.R. ("MP Merger"), 360 I.C.C. 6, 16 (1978).

     It has also repeatedly been emphasized that Schwabacher stands for the proposition that the mere fact that minority shareholders "hold out," and do not follow the majority in tendering or exchanging their shares, does not entitle them to any premium. E.g., MP Merger, 360 I.C.C. at 30; Fried v. United States, 212 F. Supp. 886, 890 (S.D.N.Y. 1962) (three-judge court), aff'g Erie R.R. Merger, Delaware, Lackawanna & Western R.R. ("Erie Lackawanna"), 312 I.C.C. 185 (1960), Stott v. United States, 166 F. Supp. 851,
859 (S.D.N.Y. 1958) (three-judge court), aff'g Louisville & Nashville R.R. Merger ("L&N"), 295 I.C.C. 457 (1957).

     Generally, the Commission has addressed the issue of whether the securities terms of a merger or other control transaction are just and reasonable at the same time as it has determined whether the transaction itself is in the public interest. E.g., UP/MP/WP; UP/MKT; MP Merger. Here, the control issue was presented and decided before it was known whether there would be any further acquisition of CNWT securities by Union Pacific, or what the terms of such a securities acquisition would be. But this sequence of events does not diminish the Commission's authority to make a just and reasonable determination at this time through a supplemental decision in this proceeding.\4\ Indeed, exactly such a procedure was contemplated in the original control application. See UP/CNW-6, Jan. 29, 1993, p. 14, noted in Decision No. 5, served Feb. 26,
1993, p. 4, 58 Fed. Reg. 11626, 11627 (1993).

     Applicants are requesting a just and reasonable determination by the Commission, rather than attempting to carry out the Merger through an exemption. Applicants are clearly entitled to obtain a just and reasonable determination on the merits. \5\ The Commission

- -----------------
\4\ Cf., e.g., Suffin, supra, 276 F. Supp. at 553 (Commission had exclusive authority to determine whether the terms of an exchange of securities undertaken to satisfy a condition to an ICC-approved merger were just and reasonable).

\5\ It is clear that Applicants are entitled to continue to proceed under the regulatory provisions of the Act, rather than by way of an exemption. See Decision No. 25, p. 63 (rejecting SP's argument that Applicants in the UP/CNW control case should have been granted an exemption for coordinations that would give UP control over CNW; "Applicants are entitled to have our decision made in the formal application context"); cf. Ex Parte No. 282 (Sub-No. 18), Railroad Consolidation Procedures: Class Exemption for Transactions Within a Corporate Family ("Rulemaking"), Decision served Aug. 6, 1992, p. 5 ("The partial revocation remedy, enabling a bypass of the class exemption procedure in favor of the Sections 11344-11345 application process, would remain available."); Finance Docket No. 31387, Canadian National Ry. -- Partial Revocation of Class Exemption -- Lease From Grand Trunk Western R.R., Decision served Jan. 27, 1989, pp.1-2 (partially revoking corporate family class exemption to guarantee applicability of Section 11341 (a) pre-emption); Union Pacific R.R. & Missouri Pacific R.R. -- Trackage Rights Over Lines of Chicago & North Western Transportaion Co. Between Fremont, NE/Council Bluffs, IA &

                                                                 (continued...)

has extensive experience in determining whether the securities terms of Class I railroad control transactions are just and reasonable, and is the appropriate forum for resolving such issues. Moreover, for the Commission to determine the matter will have the benefit of providing certainty as to the pre-emption of state-law

- -------------------
\5\ (...continued)
      Chicago, IL 7 I.C.C. 2d 177, 180-181 (1990). These more recent decisions can only be understood, in Applicants' view, to supersede the 1981 decision in Finance Docket No. 29757, Colorado & Southern Ry. -- Merger Into Burlington Northern R.R. -- Exemption & Request for Determination of Fairness ("Colorado & Southern"), Decision served Dec. 31, 1981, in which the Commission declined a request that it partially revoke the corporate family class exemption to the extent necessary to make a just and reasonable determination. Colorado & Southern is in any event fundamentally different from this case, since there the applicants wished to carry out the transaction on an exempt basis, whereas here there has already been a full-scale control proceeding on the merits. See id., p. 5 (finding it inappropriate that the Commission should "determine a substantive issue in a proceeding and at the same time exempt it from review"); see also B&O/C&O, supra, p. 4 (streesing that in Colorado & Southern, the Commission had "found it unnecessary to review and approve a railroad merger").

remedies.\6\ In addition, Applicants believe it is clear that the Merger does not qualify for an exemption.\7\

- ----------------
\6\ As already noted (p. 5 & n.3 supra), all state-law and other remedies are pre-empted when the Commission exercises its control authority under 49 U.S.C. Section 11343, et seq. On the other hand, it is less clear whether there is a pre-emption when a control transaction takes place pursuant to a Section 10505 exemption. In two decisions, the Commission has held that when a merger is carried out pursuant to the corporate-family class exemption, there is no Section 11341(a) pre-emption, and minority shareholders can therefore invoke state-law appraisal remedies. Colorado & Southern, supra; B&O/C&O, supra. See also, e.g., Railroad Consolidation Procedures -- Trackage
      Rights Exemption, 1 I.C.C.2d 270,   279 (1985) (no Section
      11341(a) pre-emption for consolidation transactions exempted under Section 10505). But more recent Commission authority rejects the rationale of these decisions, and holds that control transactions exempted under Section 10505 do give rise to Section 11341(a) pre-emption. The latest such holding is in Decision No. 25 in this proceeding, at pp. 63-64, where the Commission stated that it disagreed "with SP's argument that the section 11341(a) immunity provision would not apply in the section 10505 exemption context.  The literal terms of the section 11341(a) immunity provision indicate that it is applicable to any transaction 'approved or exempted by the Commission under this subchapter' (i.e., under subchapter III of Chapter 113 of Subtitle IV of Title 49, United States Code). The Commission, however, 'has consistently taken the position that [the section 11341(a) immunity provision] applies to authorizations by exemption [under section 10505] as well as to approvals.' Delaware and Hudson Railway Co. -- Lease and Trackage Rights -- Springfield Terminal Ry. Company, Finance

      Docket No. 30965 (Sub-Nos. 1 and 2) (ICC served Apr. 21, 1993)
      (at 2 n.4)."

      (Bracketed material in original.) See also, e.g., Finance
      Docket No. 30965 (Sub-Nos. 1 & 2), Delaware & Hudson Ry. --
      Lease & Trackage Rights Exemption -- Springfield Terminal Ry., Decision served Mar. 16, 1992, p. 6.


\7\ The Merger does not fall within the class exemption for control transactions within a corporate family (49 C.F.R. Section 1180.2(d)(3)) because it is not distinct from the

                                                                (continued...)

        THE BASIS FOR A JUST AND REASONABLE DETERMINATION
        -------------------------------------------------

     The facts overwhelmingly support a determination that the $35-per-share purchase price for CNWT stock is just and reasonable. Those facts are set forth at length in the Offer to Purchase and the verified statement of Mr. Hill. Briefly, the following are among the key considerations:

     o CNWT shareholders will receive a large premium over the market price of their stock prior to the announcement of the purchase terms. The price of $35 per share represents a 34% premium over the market price of $26.125 on March 9, 1995, the last full day of trading before the $35-per-share price was announced;
a 41% premium over the market price of $24.875 on March 6, 1995, the last full day of trading before Decision No. 25 was issued and Union Pacific announced that it was considering various possible steps including an acquisition of CNWT; and a 49% premium over the average CNWT share price during the thirty days ending on March 9,

- ----------------
\7\ (...continued)

      acquisition of CNWT through the Tender Offer. See Finance Docket No. 30765, Missouri Pacific R.R. -- Control & Consolidation Exemption -- Jefferson Southwestern R.R., Decision served Mar. 19, 1986, p. 1 (consolidation must be "distinct from the acquisition of exclusive control" in order to be "considered a transaction within a corporate family"); Rulemaking, p. 5 & n.14 (same). Nor does the Merger qualify for a transaction-specific exemption under Section 10505; a just and reasonable determination has always been a normal -- and required -- component of every control transaction involving Class I railroads, and the exercise of the Commission's regulatory authority cannot have been rendered unnecessary simply because the sequence of events has been different here.

1995. Offer to Purchase, p. 43; Hill V.S., p. 8. Payment of a premium price has been found to be compelling evidence that securities terms are just and reasonable. See, e.g., UP/MP/WP, 365 IC.C. at 637; UP/MKT, 4 I.C.C.2d at 516.

     o The acquisition price and the various other terms of the Merger Agreement were negotiated at arm's-length between independent parties. The members of CNWT's board of directors unanimously approved the acquisition terms (with Richard K. Davidson, President of UPC, not participating). The CNWT board members (Mr. Davidson excepted) have no affiliation with Union Pacific. The arm's-length negotiations between CNWT and Union Pacific led Union Pacific to increase its proposed purchase price twice. See Offer to Purchase, pp. 5-6. Such arm's-length negotiations have many times been held to be crucial evidence that securities terms are just and reasonable. See, e.g., UP/MP/WP, 366 I.C.C. at 638; Norfolk Southern Corp. -- Control -- Norfolk & Western Ry. & Southern Ry. ("NS"), 366 I.C.C. 171, 232 (1982); CSX
Corp. -- Control -- Chessie System, Inc. & Seaboard Coast Line Industries, Inc. ("CSX"), 363 I.C.C. 518, 594 (1980), aff'd sub
nom. Brotherhood of Maintenance of Way Employees v. ICC, 698 F.2d 315 (7th Cir. 1983); Newrail Co. -- Purchase -- Western Pacific R.R. ("Newrail"), 354 I.C.C. 885, 899-901 (1979); Great Northern
Pacific & Burlington Lines, Inc. -- Merger -- Great Northern Ry., 331 I.C.C. 228, 260 (1967), aff'd sub nom. United States v. United

States, 296 F. Supp. 853, 872 (D.D.C. 1968) (three-judge court), aff'd sub nom. United States v. ICC, 396 U.S. 491, 516-22 (1970); Seaboard Air Line R.R. -- Merger -- Atlantic Coast Line R.R. ("Seaboard Coast Line"), 320 I.C.C. 122, 192 (1963), aff'd sub nom. Florida East Coast Ry. v. United States, 259 F. Supp. 993 (M.D. Fla. 1966) (three-judge court), aff'd mem., 386 U.S. 544 (1967);
Erie Lackawanna, 312 I.C.C. at 188.

     o The CNWT board received the advice of, and a written fairness opinion from, The Blackstone Group ("Blackstone"). See Offer to Purchase, pp. 5-14. Blackstone is an investment banking firm with extensive expertise in the area of railroad securities and an in-depth knowledge of CNWT's operations based on, among other things, the participation of Blackstone's affiliate, Blackstone Capital Partners L.P., in the leveraged buyout of CNWT in 1989. See Hill V.S., pp. 1-2. Blackstone's formal written opinion as to the fairness of the acquisition terms to CNWT shareholders is attached to Mr. Hill's verified statement.\8\ The analyses and fairness opinions of financial experts of this kind have repeatedly been cited by the Commission as an important factor in concluding that the securities terms of a transaction are just and reasonable. See, e.g., UP/MKT, 4 I.C.C.2d at 515-16; UP/MP/WP,

- ----------------
\8\ Union Pacific, for its part, was advised by CS First Boston, an investment banking firm with similar expertise, which provided an opinion that the terms of the acquisition are fair to UPC shareholders. See Offer to Purchase, pp. 7, 14- 16.

366 I.C.C. at 633-34; NS, 366 I.C.C. at 232; CSX, 363 I.C.C. at
595; Newrail, 354 I.C.C. at 901; Illinois Central Gulf R.R. -- Acquisition -- Gulf, Mobile & Ohio R.R., Illinois Central R.R. ("ICG"), 338 I.C.C. 805, 816 (1971), aff'd sub nom. Missouri
Pacific R.R. v. United States, 346 F. Supp. 1193 (E.D. Mo. 1972) (three-judge court), & sub nom. Kansas City Southern Ry. v. United States, 346 F. Supp. 1211 (W.D. Mo. 1972) (three-judge court), aff'd mem., 409 U.S. 1094 (1973); Seaboard Coast Line 320 I.C.C. at 192; Norfolk & Western Ry. Merger, Virginian Ry., 307 I.C.C. 401, 429 (1959).

     o As Mr. Hill explains in his verified statement, Blackstone considered, in arriving at the conclusion that the purchase price for the CNWT stock was fair to CNWT shareholders, a range of pertinent factors,\9\ including: CNWT's likely earnings power, as reflected in historical earnings and projected future earnings; recent market prices and price/earnings ratios for CNWT stock, and for the stock of comparable companies; the potential synergies of a UP/CNW combination; the terms of comparable transactions; and the risks and uncertainties associated with alternative possible transactions.\10\ The Commission has found in many past cases that

- ----------------
\9\ CS First Boston considered similar factors in advising Union Pacific that the acquisition terms were fair to UPC shareholders. See Offer to Purchaser, pp. 14-16.

\10\ Specifically, Blackstone concluded that, given Union Pacific's already-existing ownership interest in CNWT, the

                                                                  (continued...)

it is proper to analyze just such factors in order to arrive at a conclusion that the securities terms of a transaction are just and reasonable. See, e.g., UP/MKT, 4 I.C.C.2d at 515-16; Chicago, Milwaukee, St. Paul & Pacific R.R. -- Reorganization -- Acquisition By Grand Trunk Corp., 2 I.C.C.2d 161, 218 (1984); UP/MP/WP, 366
I.C.C. at 633-38; MP Merger, 360 I.C.C. at 16-18; Newrail, 354
I.C.C. at 901; ICG, 338 I.C.C. at 816-17; Erie Lackawanna, 312 I.C.C. at 188, 236; L&N, 295 I.C.C. at 493-500.

     In sum, Applicants submit that the detailed discussion of fairness issues in the Offer to Purchase (pp. 5-14), together with the verified statement of Blackstone's Mr. Hill, amply support a finding that the $35 per share purchase price for CNWT is just and reasonable.

                  SUGGESTED PROCEDURAL SCHEDULE

     Applicants would suggest that the Commission employ the modified procedure (49 C.F.R. pt. 1112) for this follow-on proceeding. The modified procedure has been used in similar proceedings, and its use has been upheld by the courts. See,

- ----------------
\10\ (...continued)
       close traffic and financial relationships between the companies, the Commission's March 7, 1995 issuance of Decision No. 25, and the need for other rail acquirers to obtain control authority from the Commission, "viable competition to
       acquire [CNWT] was unlikely to emerge."   Offer to Purchase, p.
       12. In fact, no other bidders have emerged since the proposed acquisition was announced on March 10, 1995. See id., p. 8.

e.g., Finance Docket No. 29594, Kansas City Southern Ry. --
Stock, Decision served Feb. 8, 1982, p. 1, aff'd sub nom. Laird
v. ICC, 691 F.2d 147, 154-55 (3d Cir. 1982), cert. denied, 461
U.S. 927 (1983).

     Applicants would suggest that a notice of this proceeding be published in the Federal Register. Federal Register publication is the standard means by which public notice is normally given of all aspects of proposed Class I railroad control transactions, and it is clear that such publication provides notice to all interested persons as a matter of law. See, e.g., Friends of Sierra R.R. v. ICC, 881 F.2d 663, 667-68 (9th Cir. 1989), cert.
denied, 493 U.S. 1093 (1990); Finance Docket No. 31058, Mendocino Coast Ry. -- Acquisition Exemption -- Assets of California Western R.R., Decision served Dec. 28, 1987, p. 5. Applicants are also serving a copy of this petition on all active parties in this proceeding and on counsel for the plaintiffs in the Delaware shareholder suits, and will serve a copy on any known CNWT shareholders who do not tender their shares in the Tender Offer.

     The Federal Register notice would provide a summary of this petition, advise interested persons that they could obtain a copy of the full petition from Applicants' attorneys, and set forth a schedule for written submissions. The following schedule appears appropriate:

                    30 days from Federal Submission of

                    Register publication written comments by any interested person

                    45 days from Federal Submission of
                    Register publication reply by Applicants (or such earlier date as they may submit them)

The matter could then be decided promptly thereafter.

     Applicants doubt that there will be any need or justification for appreciable discovery. If interested parties do appear and seek discovery, Applicants will respond expeditiously, attempt to resolve any disputes informally, and present to the Commission for prompt decision any disputes that cannot be resolved informally.

     Expedited handling of this matter is in keeping with the Commission's new six-month procedural schedule for resolving all issues (including, among many others, securities fairness) in the BN/Santa Fe proceeding. Moreover, the need for expedition in this matter is apparent. The Merger is an important step in achieving the complete integration of the UP and CNW railroads, and the attendant enhancement of competition and reduction in costs and overheads. Based on a very full record built over a two-year period, which included extensive evidence concerning the benefits of a full integration of the railroads,\11\ the Commission has found that the common control of these railroads is clearly in the public interest. The present matter should be

- ----------------
\11\  See UP/CNW-127, pp. 62-66 (collecting record citations).

brought to a conclusion expeditiously so that there will be no unnecessary delay in achieving the major public benefits of a UP/CNW combination.


                    Respectfully submitted,


RONALD J. CUCHNA                   CARL W. VON BERNUTH
STUART F. GASSNER                  RICHARD J. RESSLER
Chicago and North Western          Union Pacific Corporation
  Transportation Company           Martin Tower
One North Western Center           Eighth and Eaton Avenues
Chicago, Illinois  60606           Bethlehem, Pennsylvania 18018
(312) 559-7000                     (610) 861-3290



/s/ L. John Osborn AR              JAMES V. DOLAN
L. JOHN OSBORN                     PAUL A. CONLEY, JR.
Suite 600, East Tower              LOUISE A. RINN
1301 K Street, N.W.                Law Department
Washington, D.C.  20005            Union Pacific Railroad Company
(202) 408-6351                     Missouri Pacific Railroad
                                     Company
Attorneys for Chicago and          1416 Dodge Street
North Western Transpor-            Omaha, Nebraska  68179
tation Company and                 (402) 271-5000
Chicago and North Western
Railway Company

                                   /s/ Arvid E. Roach
                                   ARVID E. ROACH II
                                   Covington & Burling
                                   1201 Pennsylvania Avenue, N.W.
                                   P.O. Box 7566
                                   Washington, D.C.  20044-7566
                                   (202) 662-5388


                                   Attorneys for Union Pacific
                                   Corporation, Union Pacific
                                   Railroad Company and
                                   Missouri Pacific Railroad
                                   Company

April 4, 1995

                            CERTIFICATE OF SERVICE


     I, Michael L. Rosenthal, certify that on this 4th day of April, 1995, I caused a copy of the foregoing document to be served by first-class mail on all parties of record or their counsel, and on counsel for the plaintiffs in the shareholder suits filed in the Court of Chancery of the State of Delaware, as follows:

                    Joseph A. Rosenthal, Esq.
                    Rosenthal, Monhait, Gross & Goddess
                    P.O. Box 1070
                    Wilmington, Delaware  19899

                    (Counsel for Plaintiffs in Feiwel v. Martin,
                    Civil Action No. 14109; Steiner v. Davidson,
                    Civil Action No. 14111; Katz v. Martin, Civil Action No. 14112; Gerber v. Martin, Civil Action No. 14117)

                    Karen Morris, Esq.
                    Morris & Morris
                    Suite 1600
                    1105 North Market Street
                    Wilmington, Delaware  19801

                    (Counsel for Plaintiff in Kowal v. Chicago &
                    Northwestern Transportation Company, Civil
                    Action No. 14115)



                    /s/  Michael L. Rosenthal
                    Michael L. Rosentha

                    VERIFIED STATEMENT OF J. TOMILSON HILL


     My name is J. Tomilson Hill. I am a General Partner of Blackstone Group Holdings, L.P. ("BGH"), an affiliate of The Blackstone Group L.P. ("Blackstone"). I joined Blackstone in 1994. I have more than 20 years of experience in investment banking, starting my career at The First Boston Corporation in 1973. I was co-founder of the Mergers and Acquisitions Department of First Boston and was later head of the mergers Department at Smith Barney. I joined Lehman Brothers as a partner in 1982, serving as co-head and later head of Mergers and Acquisitions, and then as co-head and head of Investment Banking. I became Co-Chief Executive Officer of Lehman Brothers in 1990 and in early 1993 became Co-President and Co-COO of Shearson Lehman Brothers Holdings Inc. I am a graduate of Harvard College
(1970) and the Harvard Business School (1973). I was the lead Blackstone person advising Chicago and North Western Transportation Company ("CNW") in the matter discussed below.

     Blackstone is a private investment banking firm that was founded in 1985 by Mr. Peter G. Peterson, Chairman, and Mr.
Stephen A. Schwarzman, President and Chief Executive Officer.

Blackstone is engaged in providing an array of financial advisory services to major corporate clients with respect to mergers and acquisitions, financing transactions and strategic matters.

Since its founding, Blackstone has advised on transactions with a value of in excess of $100 billion.

     Blackstone Capital Partners L.P., an affiliate of
Blackstone, led a leveraged, going-private transaction of CNW
Corporation, a predecessor of CNW, in 1989, and Blackstone has since that time performed various financial advisory services for CNW.

     Pursuant to a letter agreement dated December 14, 1994, CNW and Blackstone confirmed that Blackstone had been retained, effective November 29, 1994, to act as CNW's exclusive financial advisor with respect to various matters, including certain matters affecting CNW arising out of Union Pacific Corporation's ("Union Pacific") then proposed acquisition of Santa Fe Pacific Corporation and an evaluation of strategic alternatives to maximize the long-term shareholder value for CNW.

     Pursuant to a letter agreement dated March 3, 1995, which was entered into in addition to the December 14, 1994 letter agreement, CNW and Blackstone confirmed that Blackstone had been retained to act as CNW's exclusive financial advisor with respect to a potential sale of, investment in, recapitalization by, strategic alliance with or joint venture involving CNW.

     On March 7, 1995, after the Interstate Commerce Commission (the "ICC") issued a written opinion approving Union Pacific's control of CNW, Union Pacific initiated discussions with CNW concerning, among other things, the possibility of exploring the acquisition by Union Pacific of CNW. Union Pacific indicated that it would be prepared to explore an acquisition of CNW at a price in the lower $30 per Share range.

     On March 9, 1995, a special meeting of the CNW Board of Directors (with Mr. Davidson absent due to his status as President of Union Pacific) was held to consider the possibility of a transaction whereby CNW would be acquired by Union Pacific. I was present at that meeting, and on behalf of Blackstone, presented certain materials to the Board presenting a range of values for CNW Shares of Common Stock, par value $0.01 (the "Shares"), using several different analyses and methodologies. After considering various factors, including the advice of Blackstone, it was the consensus of the CNW Board of Directors that management of CNW enter into negotiations with Union Pacific only if Union Pacific were to make an offer which exceeded the lower $30 per Share range.

     During a recess in the meeting, Drew Lewis, Chairman and Chief Executive Officer of Union Pacific, contacted Robert
Schmiege, Chairman, President and Chief Executive Officer of CNW, and indicated that Union Pacific was prepared to pursue discussions with CNW concerning a possible transaction at a price of $34 per Share.

     The CNW Board reconvened to consider the interest expressed by Union Pacific, and the Board, again with the advice of Blackstone and others, determined that although the Board might be willing to pursue a transaction at $34 per Share, Mr. Schmiege should attempt to increase the per Share consideration. During another recess in the meeting, Mr. Schmiege advised Mr. Lewis that the CNW Board was prepared to negotiate a transaction for the sale of CNW, and after further discussion, the two men reached an understanding for a transaction in which Union Pacific would acquire 100% of CNW Shares at a price of $35 per Share, subject to certain conditions, such as the approval of CNW's Board of Directors.

     The CNW Board reconvened, and Blackstone rendered an oral opinion that the cash consideration of $35 per Share of CNW stock was fair to the holders of CNW Shares from a financial point of view. The Board, after considering various factors, including the fairness opinion of Blackstone, approved a transaction in which Union Pacific would acquire 100% of the CNW Shares for $35 per Share in cash, subject to the negotiation and execution of a definitive merger agreement. On March 10, Union Pacific and CNW issued a joint press release regarding their discussions.

     The CNW Board of Directors requested Blackstone's written opinion with respect to the fairness from a financial point of view to the holders of Shares of CNW of the cash consideration to be received by such holders pursuant to the Agreement and Plan of Merger dated as of March 16, 1995 (the "Merger Agreement"), among CNW, Union Pacific, and UP Rail, Inc. ("UP Rail"), an indirect wholly owned subsidiary of Union Pacific.

     The Merger Agreement provides, among other things, that UP Rail will make a cash tender offer for all Shares of CNW at $35.00 per Share (the "Offer"), and that following consummation of the Offer, UP Rail will merge with CNW in a transaction (the "Merger") in which all outstanding Shares of CNW, other than

Shares held by Union Pacific and its subsidiaries, will be converted into the right to receive $35.00 per Share in cash.

     At a meeting of the CNW Board of Directors (with Mr. Davidson absent due to his status as President of Union Pacific) on March 16, 1995, in which I participated, Blackstone reviewed for the Board the materials that it had presented at the March 9, 1995 meeting, confirmed that the materials should be considered final, and delivered a written fairness opinion to the CNW Board of Directors. A copy of this opinion, setting forth the assumptions made and matters considered and limitations is attached to this statement. The Merger Agreement was executed in the evening of March 16, 1995.
Analyses Conducted

     Blackstone reviewed certain publicly available information relating to the business, financial condition and operations of

CNW, and certain financial and other information, including financial forecasts, furnished to Blackstone by CNW that is not publicly available. Blackstone met with certain senior officers of CNW to discuss the operations, financial condition, history and prospects of CNW's businesses. In conducting this analysis, Blackstone considered the terms of the Merger Agreement; stock price data, the historical and current financial position and the historical and projected cash flows and results of operations of CNW; historical financial information and stock price data with respect to certain public companies with operations that Blackstone considered comparable to those of CNW; and prices paid in certain other business combinations involving companies with operations that Blackstone considered comparable to those of CNW.

     In reviewing valuations of the Shares, Blackstone utilized the operating projections outlined in CNW's 5-Year Business Plan (the "Business Plan"). Blackstone compared these projections with CNW's past performance. Blackstone reviewed CNW's stock price since the company's initial public offering in April, 1992. In performing the analyses described below, CNW's 1994 operating results were adjusted to eliminate the effects of certain non-recurring charges. References to the "current" stock price included in the following refer to the Share price immediately prior to the meeting of CNW's board of directors of March 9, 1995.

Trading Comparables Valuation

     Blackstone reviewed the multiples of earnings at which the shares of the following comparable public companies trade:

Burlington Northern Inc., Conrail, Inc., CSX Corporation, Illinois Central Corporation, Norfolk Southern Corporation, Union Pacific and Wisconsin Central Transportation Corp. Based on the trading multiples of operating results for the trailing twelve months of such companies, Blackstone applied benchmark multiples of 6.5x-7.5x to CNW's 1994 earnings before interest, taxes, depreciation and amortization ("EBITDA") and 8.5x-10.0x to CNW's 1994 earnings before interest and taxes ("EBIT") to arrive at a range of implied per Share values of $21.31-$28.12 and $19.61- $27.13, respectively. Blackstone also applied benchmark multiples of 1994 earnings per Share and estimated 1995 earnings per Share of 12.5x-13.0x and 10.5x-11.0x, respectively, to arrive at a range of implied per Share values of $24.13-$25.09 and $26.25-$27.50, respectively. These analyses indicated a range of implied value of $23.00 to $27.00 per Share.

Precedent Transactions Valuation

     Blackstone reviewed the multiples of earnings paid by acquirors in recent transactions in the railroad industry, but noted that such comparisons had to be qualified by certain factors. In the proposed acquisition of Santa Fe Pacific Corporation by Burlington Northern Inc., the price was substantially higher than the original offer due to the highly competitive bidding which occurred between Union Pacific and Burlington Northern Inc. The proposed Illinois Central Corporation transaction with Kansas City Southern Industries, Inc., which was terminated, involved an auction with a number of interested parties. In the Kansas City Southern Industries, Inc./Midsouth Corporation transaction, Midsouth offered routes that were attractive for a number of parties, and its small size enabled financial buyers to compete in the bidding. In the leveraged acquisition of CNW's predecessor by a Blackstone affiliate, the transaction was consummated in light of a competing hostile offer and at a time of significant liquidity in the financing markets.

     Blackstone also noted that, based on a preliminary review with CNW's management of other potential strategic buyers, viable competition to acquire CNW was unlikely to emerge. This view was based upon Union Pacific's existing ownership stake in CNW, the significant business relationships between Union Pacific and CNW, and the ICC's March 7, 1995 approval of the joint application by Union Pacific and CNW to permit the common control of CNW and Union Pacific (the "Control Application"), which would likely strengthen Union Pacific's position relative to other potential railroad industry bidders since the acquisition of CNW by any other railroad would be subject to future ICC approval.

     Blackstone further noted that in the last major railroad transaction involving a large existing shareholder, Canadian Pacific Ltd.'s acquisition of the remaining 44% of Soo Line Railroad Company ("Soo"), the original offer was at an approximately 8% premium to Soo's stock price, which was subsequently increased to a 19% premium. With the foregoing qualifications, based on such acquisitions in the railroad industry, Blackstone estimated a range of implied per Share values of (i) $28.12-$38.35 based on multiples of EBITDA of 7.5x-9.0x, (ii) $32.15-$39.67 based on multiples of EBIT of 11.0x-12.5x, and (iii) $28.95-$38.60 based on multiples of net income of 15.0x-20.0x. These were calculated by applying the benchmark multiples to CNW's 1994 operating results.

     On March 7, 1995, Union Pacific filed an amendment to its
Schedule 13D with the Securities and Exchange Commission disclosing the receipt of the ICC's approval of the Control Application. Prior to such date, the per Share price was 24-7/8. Hence, the Union Pacific offer of $35.00 per Share represents a 41% premium over such price. On March 10, 1995, CNW and Union Pacific issued a press release announcing that Union Pacific had agreed to acquire CNW, subject to certain conditions. The $35.00 per Share price represents a 49% premium over the average per Share price for the 30-day period preceding this press release.

Discounted Value of Future Stand-Alone Earnings Per Share

     The projections of earnings per Share in CNW's Business Plan were $2.50 in 1995, $3.01 in 1996, $3.82 in 1997, $4.63 in 1998
and $5.60 in 1999. Based on these projections, Blackstone estimated a matrix of per Share values by discounting potential future Share prices of CNW. These were estimated assuming a range of future price/earnings multiples of 9.0x-12.0x and equity discount rates of 13%-17%. Based on projected earnings per Share for 1997, this analysis indicated a low per Share value of $25.12, assuming the lowest multiple and highest discount rate, and a high per Share value of $35.90, assuming the highest multiple and lowest discount rate. The same analysis based on the projected earnings per Share for 1999 indicated a range of $26.90 to $41.22 per Share.

Stand-Alone Unlevered Discounted Cash Flow Valuation

     Blackstone also conducted an analysis of the stand-alone discounted cash flow valuations of CNW using unlevered cash flows and assuming the projections in CNW's Business Plan. Based on a capital asset pricing model ("CAPM") analysis, Blackstone utilized a range of 11%-14% for CNW's weighted average cost of capital. Blackstone estimated a value at the end of five years for CNW of 6.0x-7.0x (the "exit multiple") projected 1999 EBITDA. This analysis produced a low valuation of $32.20 per Share, assuming an exit multiple of EBITDA of 6.0x and a weighted average cost of capital of 14%, and a high valuation of $46.30 per Share, assuming an exit multiple of 7.0x and a weighted average cost of capital of 11%.

Potential Value to Union Pacific - Pro Forma Merger Analysis

     Blackstone noted that, based on estimates of potential cost savings in a combination of CNW and Union Pacific provided to Blackstone by CNW's management, and based on the fact that Union Pacific's borrowing costs are likely to be lower than CNW's, an acquisition by Union Pacific of CNW would lead to accretions to Union Pacific's earnings per share at prices involving significant premiums to CNW's current Share price. Blackstone's analysis indicated a possible accretion to Union Pacific's 1995 estimated earnings per share of approximately $4.53 assuming annual combination synergies of $40 million, $80 million and $120 million and assuming a range of purchase prices from $27.50 to $37.50 per Share. The analysis indicated that Union Pacific's earnings per share could increase from as little as $0.11 per share, assuming a $37.50 purchase price and $40 million of annual synergies, to as much as $0.49 per share, assuming a $27.50 purchase price and $120 million of annual synergies. Blackstone noted that while the estimated synergies presented by Union Pacific and CNW in the Control Application were higher than the $40 million-$120 million assumed in the pro forma merger analysis, CNW's management advised Blackstone that because of the uncertainties inherent in achieving certain of such synergies, particularly in connection with certain revenue enhancements, it would be appropriate to discount such estimated synergies in the context of a valuation analysis. Since it would be unusual for an acquiror, such as Union Pacific, to transfer all, or substantially all, of the combination benefits of a transaction to the selling party's shareholders, Blackstone noted that the potential per Share values implied by this analysis were unlikely to reflect the price which Union Pacific would be willing to pay CNW"s shareholders.

Value to Union Pacific - Discounted Cash Flow

     Blackstone conducted an analysis of the potential discounted cash flow value of CNW to Union Pacific using unlevered cash flows and assuming $80 million of annual combination synergies and also assuming the projections in the Business Plan. The analysis indicated a range of per Share values assuming exit multiples of 6.0x-7.0x projected 1999 EBITDA and, based on a CAPM analysis, a weighted average cost of capital of 11% to 13% for Union Pacific. The per Share values resulting from this analysis ranged from a low of $44.00, assuming a 6.0x exit multiple and a 13% weighted average cost of capital, to a high of $57.70, assuming a 7.0x exit multiple and an 11% weighted average cost of capital. Since it would be unusual for an acquiror, such as Union Pacific, to transfer all, or substantially all, of the combination benefits of a transaction to the selling party's shareholders, Blackstone noted that the potential per Share values implied by this analysis were unlikely to reflect the price which Union Pacific would be willing to pay CNW's shareholders.

Leveraged Buy-out Valuation

     Blackstone conducted an analysis of the values which might be realized in a leveraged buy-out of CNW. Blackstone notes, however, that given existing market conditions, the financeability of a leveraged buy-out at any meaningful premium to the current stock price of CNW would be uncertain. Blackstone estimated that the upper end of likely per Share values in a leveraged buy-out was $27.00. Blackstone further noted that, assuming equity investors would have target returns of approximately 25%, achieving such value would require debt and equity investors to accept the projections prepared by CNW in the Business Plan. If equity investors were willing to fund a leveraged buy-out based upon the Business Plan and management's estimate of potential annual cost savings of $46 million and a potential $20 million decrease in annual capital expenditures, then the implied leveraged buy-out value could be increased to approximately $36.00 per Share. However, Blackstone noted that the ability to obtain the required level of debt financing for such a transaction under these assumptions was highly uncertain.

Leveraged Recapitalization Valuation

     Blackstone analyzed the potential values that might be realized in connection with a leveraged recapitalization of CNW. Based upon the Business Plan, Blackstone estimated that CNW could pay a one-time special dividend to stockholders of up to $13.00 per Share, and estimated a range of values assuming the remaining equity (with the increased leverage) traded at multiples of estimated 1995 earnings ranging from 8.0x to 11.0x. Based on the foregoing, the total value to stockholders would range from $26.09 per Share, assuming the lowest multiple, to $30.99 per

Share, assuming the highest multiple. These values could increase to $36.68 per Share and $41.80 per Share, respectively, if one also assumed management's estimates of potential annual cost savings and decreases in annual capital expenditures discussed above. However, Blackstone noted that the ability to obtain the required level of debt financing for such a transaction under these assumptions was highly uncertain.

Other Considerations

     In addition to the foregoing, Blackstone conducted such other analyses and examinations as it deemed necessary in arriving at the opinion. Blackstone did not approach third parties to solicit indications of interest in acquiring CNW.

     In the course of its investigation, Blackstone relied upon, and assumed the accuracy and completeness of, publicly available information and the financial and other information provided to Blackstone by CNW, but Blackstone did not assume any responsibility for independent verification of any of the foregoing information. With respect to financial forecasts, Blackstone relied upon CNW's assurances that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of CNW's management as to the future financial performance of CNW. Blackstone expressed no view as to such financial forecasts or the assumptions on which they were based. In addition, Blackstone did not make an independent evaluation or appraisal of the assets of CNW, nor was Blackstone furnished with any such evaluation and appraisals. Blackstone's opinion was based on circumstances existing and disclosed to Blackstone as of March 16, 1995.

     The various financial analyses employed by Blackstone in reaching its opinion, as summarized in this statement, should not be examined in isolation, but instead must be considered as contributing to an overall judgment regarding the fairness of the Offer and Merger. Furthermore, the ranges of values presented in such analyses were not intended in any specific instance to represent definitive conclusions of the value of CNW. First, in performing its analyses Blackstone made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Union Pacific, UP Rail or CNW. Second, the specific analyses described in this statement do not purport to be appraisals and, when viewed in isolation, are not necessarily indicative of actual values or actual future results.

For example, no public company utilized as a comparison is identical to CNW, and none of the precedent transactions utilized as a comparison is identical to the Offer and the Merger. Accordingly, an analysis of publicly traded comparable companies and precedent transactions does not afford mathematical conclusions. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors.

     Nevertheless, when taken as a whole, the entire range of analyses undertaken by Blackstone, and the ranges of Share value thereby indicated, support Blackstone's opinion.

Conclusion

     Based upon and subject to the foregoing, it was Blackstone's opinion, as stated in its letter to the Board of Directors of CNW on March 16, 1995, that, as of the date thereof, the cash consideration of $35.00 per Share to be received by holders of the Shares of CNW pursuant to the Offer and the Merger was fair to such holders of Shares of CNW from a financial point of view.

                      The Blackstone Group



                                   March 16, 1995


Board of Directors
Chicago and North Western
  Transportation Company
165 North Canal Street
Chicago, Illinois  60606

Dear Sirs:

You have asked our opinion with respect to the fairness from a financial point of view to the holders of Common Stock of Chicago and North Western Transportation Company ("CNW" or the "Company") of the cash consideration to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), among CNW, Union Pacific Corporation ("UP") and an indirect wholly owned subsidiary of UP (the "Pur-chaser"). The Merger Agreement provides, among other things, that the Purchaser will make a cash tender offer for all outstanding shares of Common Stock of CNW at $35.00 per share (the "Offer"), and that following consummation of the Offer, the Purchaser will merge with CNW in a transaction (the "Merger") in which all outstanding shares of Common Stock of CNW, other than shares held by UP and its subsidiaries, will be converted into the right to receive $35.00 per share in cash.

In arriving at our opinion, we have reviewed the Merger Agreement and related documents, certain publicly available information relating to the business, financial condition and operations of CNW, and certain financial and other information, including financial forecasts, furnished to us by CNW that is not publicly available. We have met with certain senior officers of the Company to discuss the operations, financial condition, history and prospects of CNW's businesses.

In conducting our analysis, we have considered the terms of the Merger Agreement; stock price data, the historical and current financial position and the historical and projected cash flows and results of operations of the Company; historical financial information and stock price data with respect to certain public

Board of Directors
Chicago and North Western
  Transportation Company
Page 18

companies with operations that we considered comparable to those of CNW; and prices paid in certain other business combinations involving companies with operations that we considered comparable to CNW. In addition to the foregoing, we have conducted such other analyses and examinations as we have deemed necessary in arriving at our opinion. We have not approached third parties to solicit indications of interest in acquiring the Company.

In the course of our investigation, we have relied upon, and have assumed the accuracy and completeness of, publicly available information and the financial and other information provided to us by the Company, but we have not assumed any responsibility for independent verification of any of the foregoing information. With respect to financial forecasts, we have relied upon the Company's assurances that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of CNW. We express no view as to such financial forecasts or the assumptions on which they were based. In addition, we have not made an independent evaluation or appraisal of the assets of CNW, nor have we been furnished with any such evaluation and appraisals. Our opinion is based on circumstances existing and disclosed to us as of the date hereof.

We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, including for rendering this opinion. In addition, an affiliate of The Blackstone Group L.P. owns shares of Common Stock of the Company amounting to less than 0.1% of the total issued and outstanding Common Stock, and a partner of The Blackstone Group L.P. is a member of the Board of Directors of the Company. The Blackstone Group L.P. has performed various financial advisory services for the Company in the past and has received fees for such services.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the cash consideration to be received by

Board of Directors
Chicago and North Western
  Transportation Company
Page 19

holders of Common Stock of CNW pursuant to the Offer and the Merger is fair to such holders of Common Stock of CNW from a financial point of view.

                              Very truly yours,


                              THE BLACKSTONE GROUP L.P.


                              By: /s/ J. Tomilson Hill
                                  J. Tomilson Hill

STATE OF NEW YORK   )
                    : ss:
COUNTY OF NEW YORK  )


          J. TOMILSON HILL, being duly sworn, states that he is a General Partner of Blackstone Group Holdings, L.P., an affiliate of The Blackstone Group, L.P.; that he has knowledge of the matters set forth in the attached statement; and that all statements made and matters set forth therein are true and correct to the best of his knowledge, information and belief.


                              /s/  J. Tomilson Hill
                                   J. Tomilson Hill



Subscribed and sworn to
before me this 4th day
of April, 1995

/s/  Adele A. Giuliano

    Notary Public

ADELE A. GIULIANO
Notary Public, State of New York
No. 24-4965431
Qualified in Kings County
Certificate filed in New York County
Commission Expires   4/96